September 29, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                                                                               Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

The Registrant referred to in the above-mentioned Registration Statement hereby requests that such Registration Statement, as amended, be declared effective at 9:00 a.m., October 3, 2006, or as soon thereafter as practicable.

The disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant represents to the Commission that should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Very truly yours,

LIGHTSPACE CORPORATION

By:	/s/ GARY FLORINDO
Gary Florindo
President

Lightspace Corporation, 529 Main Street, Boston, MA 02129
t\ 617-868-1700    f\ 617-242-1440
www.lightspacecorp.com

Griffin Securities, Inc., 17 State Street, New York, NY, 10004
212.509.9500 • 212.509.9501 fax • www.griffinsecurities.com

September 29, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Gentlemen:

We hereby join the Registrant referred to in the above-referenced Registration Statement in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. on October 3, 2006, or as soon thereafter as practicable.

Very truly yours,

GRIFFIN SECURITIES, INC.
As Underwriter

By:	/s/Adrian Z. Stecyk
President & CEO